Exhibit 99.1

April 30, 2015

British Columbia Securities Commission

Alberta Securities Commission

Autorite des marche financiers

Manitoba Securities Commission

New Brunswick Securities Commission

Nova Scotia Securities Commission

Ontario Securities Commission

Registrar of Securities, Nunavut

Saskatchewan Securities Commission

Superintendent of Securities, Newfoundland and Labrador

Superintendent of Securities, Prince Edward Island

Superintendent of Securities, Yukon Territory

Superintendent of Securities, Northwest Territories

Toronto Stock Exchange

Re: Report of Voting Results

In accordance with Section 11.3 of National Instrument 51-102 - Continuous Disclosure Obligations, we advise of the results of the voting on the matters submitted to the annual and special meeting (“Meeting”) of the shareholders (“Shareholders”) of New Gold Inc. (“Company”) held on April 29, 2015 in Toronto, Ontario.

The matters voted on at the Meeting and the results of the voting were as follows:

Item 1: Election of Directors

On a vote by ballot, each of the eight nominees in the Company’s management information circular dated March 17, 2015 (“Circular”) were elected as directors of the Company.

Director Nominee	Number of Shares		Percentage of Votes Cast
	Votes For	Votes Withheld	Votes For	Votes Withheld
David Emerson	299,716,755	4,876,427	98.40%	1.60%
James Estey	303,173,558	1,601,374	99.47%	0.53%
Robert Gallagher	302,083,640	2,509,541	99.18%	0.82%
Vahan Kololian	302,752,106	1,841,075	99.40%	0.60%
Martyn Konig	302,946,619	1,828,312	99.40%	0.60%
Pierre Lassonde	303,086,474	1,506,707	99.51%	0.49%
Randall Oliphant	295,781,606	8,811,575	97.11%	2.89%
Raymond Threlkeld	277,306,846	27,286,335	91.04%	8.96%

Item 2: Appointment of Auditor

On a vote by show of hands, Deloitte LLP was appointed as the auditor of the Company to hold office until the close of the next annual meeting of Shareholders or until their successors are appointed, and the directors of the Company were authorized to fix the remuneration of the auditors. The Company received the following proxy votes from Shareholders in respect of this resolution:

Number of Shares		Percentage of Votes Cast
Votes For	Votes Withheld	Votes For	Votes Withheld
371,680,275	832,316	99.78%	0.22%

Item 3: Adoption of Advance Notice Policy

On a vote by ballot, the Company’s advance notice policy, as more particularly described in the Circular, was ratified, confirmed and approved. The Company received the following proxy votes from Shareholders in respect of this resolution:

Number of Shares		Percentage of Votes Cast
Votes For	Votes Against	Votes For	Votes Against
302,405,749	2,322,011	99.24%	0.76%

Item 4: Renewal of Shareholder Rights Plan

On a vote by show of hands, the amended and restated shareholder rights plan of the Company, as more particularly described in the Circular, was ratified, confirmed and approved. The Company received the following proxy votes from Shareholders in respect of this resolution:

Number of Shares		Percentage of Votes Cast
Votes For	Votes Against	Votes For	Votes Against
289,784,896	14,989,545	95.08%	0.492%

Item 5: Say on Pay Advisory Vote

On a vote by show of hands, the shareholders accepted the Board’s approach to executive compensation. The Company received the following proxy votes from Shareholders in respect of this resolution:

Number of Shares		Percentage of Votes Cast
Votes For	Votes Against	Votes For	Votes Against
294,625,663	10,102,488	96.68%	3.32%

Yours truly,
New Gold Inc.

/s/ Lisa Damiani

Lisa Damiani

Vice President, General Counsel

and Corporate Secretary